(LETTERHEAD OF ADAMS AND REESE LLP)
May 7, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rose Zukin, Esq.

Re:	Cumberland Pharmaceuticals Inc. Registration Statement on Form S-1/A, Amendment No. 17 Filed April 9, 2009 File No. 333- 142535
Dear Ms. Zukin:
     This letter is in response to comments received on April 22, 2009 by telephone with respect to Amendment No. 17 to the Registration Statement on Form S-1/A of Cumberland Pharmaceuticals filed April 9, 2009 (the “Registration Statement”).
     While Cumberland Pharmaceuticals Inc. establishes corporate objectives and individual objectives for its named executive officers on an annual basis, it does not set quantifiable targets related to those objectives to determine compensation. Accordingly, it proposes to revise the paragraph beginning on page 76 and ending on page 77 of the Registration Statement in order to notify investors that it does not use such targets in setting compensation. The proposed revisions are blacklined in the following paragraph:
In making compensation determinations, our compensation committee considers published survey data to guide compensation decisions and then considers the performance of each named executive officer through a review of annual corporate and individual objectives. In 2008 and previous years, the committee has used the Radford Global Life Sciences Survey of approximately 650 pharmaceutical and biotechnology companies to ensure that our compensation practices are competitive relative to our industry and size based on number of employees. The survey provides benchmarking data for base salary, annual bonuses and long-term equity incentive awards, and we target the midpoint in the range of reported compensation for positions held by each named executive officer. The committee then determines adjustments in each element of compensation paid to our named executive officers based on a review of annually

ADAMS AND REESE LLP
United States Securities and Exchange Commission
May 7, 2009

established corporate and individual objectives. These annual objectives ^ help us identify achievements made by our executive officers and are not related to any quantifiable targets for determining compensation ^. Increases or decreases in compensation in relation to the midpoint of the range ^ identified in the Radford survey are ^ based on our compensation committee’s subjective review of each individual’s performance, as well as other factors including the committee’s assessment of the executive officer’s past experience, knowledge, future potential and the scope of his or her responsibilities.
     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Kolin Holladay.

Sincerely, ADAMS AND REESE LLP
/s/ Martin S. Brown, Jr.

Martin S. Brown, Jr.

MSB/jf
cc:	Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey & LeBoeuf LLP, Counsel to the underwriters